

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

David Gardels
Partner
Husch Blackwell, LLP
13330 California St., Suite 200
Omaha, NE 68154

> **Re: SOUTHWEST IOWA RENEWABLE ENERGY, LLC**
> **Schedule 13E-3 filed April 21, 2023**
> **File No. 005-94044**
> **PRE 14A filed April 21, 2023**
> **File No. 000-53041**

Dear David Gardels:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning given to them in the proxy statement.

PRE 14A filed April 21, 2023

General

1. We note the disclosure in the filing indicating that the Company intends to use the "notice and access" rules with respect to distribution of the proxy statement. However, Rule 14a-16 does not appear to be applicable to the Reclassification. See Exchange Act Rules 14a-3 and 14a-16(m) and Securities Act Rules 165 and 145(a)(1). Please revise the disclosure accordingly to provide for full set delivery, or advise.

2. Please refer to the previous comment. Please confirm that the Company will deliver the financial statements required by Item 1010(a) through (b) of Regulation M-A to unit holders, or, alternatively, will provide the summarized financial information required by

Item 1010(c). Please see Instruction 1 to Item 13 of Schedule 13E-3.

3.   Please provide straightforward, objective disclosure describing the various amendments to the Proposed Operating Agreement, and the impact that such changes will have on unit holders. To take just one example, it appears that Section 5.6 ("Restrictions on Authority of Directors") of the Proposed Operating Agreement is being amended to reduce a unanimous consent standard to a majority consent standard with respect to items (a)(i) through (iii) of Section 5.6, and from a two-thirds consent standard to a majority consent standard with respect to items (a)(iv) and (b)(i) and (ii) of Section 5.6. Aside from the redline indicating such changes, which is helpful but takes considerable effort to analyze, an explanation of such changes appears to be absent from the disclosure in the proxy statement.

Furthermore, disclosure that is included in the proxy statement appears to obfuscate the nature of changes to the Proposed Operating Agreement. For example, the entry on "Voting Rights" in the chart on page 49 discloses the following for existing unit holders: "All members are entitled to vote on: (i) the election of directors, (ii) amendments to the Current Operating Agreement that require member consent and (iii) all other matters requiring the consent of members under the Current Operating Agreement and Iowa law," while disclosing the following for Series A Members: "Series A Members are entitled to vote on: (i) the election of directors, (ii) amendments to the Proposed Operating Agreement that require member consent and (iii) all other matters requiring the consent of members under the Proposed Operating Agreement and Iowa law." Such disclosure suggests that members' voting rights have effectively remained identical, obscuring the substantive changes that are being made to unit holders' rights, which changes appear to go well beyond what is required to implement mechanically the Reclassification.

4.   Please refer to the previous comment. Given the extent of the changes reflected in the Proposed Operating Agreement, Proposal 1 appears to "bundle" numerous material matters, including, without limitation, provisions set out in Section 5.6 and Articles VIII and IX of the Proposed Operating Agreement. In your response letter, please provide an analysis as to how the presentation of such matters under a single proposal complies with Rule 14a-4(a)(3), or, alternatively, please "unbundle" the various matters so as to allow unit holders to express their views separately on such material provisions that will affect their substantive rights as unit holders. For general guidance, refer to Question 201.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations related to Rule 14a-4(a)(3), available on the Commission's website at https://www.sec.gov/corpfin/divisionscorpfinguidanceexchange-act-rule-14a-4a3htm.

5.   Regarding the conversion of units, please revise the disclosure throughout to refer to the impact being the same on the transferor as it is on the transferee, as the explanation on the top of page 14 makes clear. Current drafting includes repeated references to the "transferee" but not the transferor.

Information about the Meeting, page 1

6.   We note the reference on page 4 to "withhold authority" voting options. Please delete, or advise.

7.   We note the following disclosure on page 7: "Members that hold 11 or more of our existing Series A Units will not be reclassified and will retain rights and privileges that are substantially the same as the existing units." As indicated in Comment 3 above, please revise to account for the fact that such rights and privileges are not, in fact, "substantially the same," or advise. Please make similar edits to the disclosure throughout as appropriate.

8.   In the final answer on page 7, please qualify the disclosure to explain that measures are being put in place in the Proposed Operating Agreement to reduce the likelihood of reregistration being required.

Questions about the Reclassification and Deregistration, page 6

9.   On page 11, please revise the disclosure so as to refer to transfer "restrictions," rather than transfer "rights." Please do the same on page 50.

Background of the Reclassification Transaction, page 18

10.   Please refer to Comment 3 above and to the disclosure on page 21 concerning the Board's consideration of the potential negative consequences of the Reclassification. With a view toward revised disclosure, please advise us as to what consideration the Board gave to the potential negative impact on unit holders of the various changes to the Proposed Operating Agreement. Please do the same with respect to the disclosure on pages 25-31 concerning the Board's evaluation of the fairness of the Reclassification.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to David Plattner at 202-551-8094.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Mergers and Acquisitions